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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 4
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nord Anglia Education, Inc.
(Name of the Issuer)

Nord Anglia Education, Inc.
The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Bach Aggregator L.P.
Bach Holdings Limited
Bach Manco Limited
Bach Preference Limited
Bach Holdings 2 Limited
Bach Finance Limited
Bach Acquisitions Limited
Canada Pension Plan Investment Board
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G6583A 102
(CUSIP Number)

Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong
Tel: +852.3951.1100

Nord Anglia Education, Inc.
Andrew Fitzmaurice, Chief Executive Officer
Tel: +852 3951 1100
E-mail: Andrew.Fitzmaurice@nordanglia.com
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong	The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Patrick Cordes
Tel: +65 6438 1330
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Bach Aggregator L.P.

Patrick Cordes

Tel: +65 6438 1330

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

Canada Pension Plan Investment Board

Patrice Walch-Watson, General Counsel

Tel: +1 416 868 4075

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Bach Holdings Limited

Bach Manco Limited

Bach Preference Limited

Bach Holdings 2 Limited

Bach Finance Limited

Bach Acquisitions Limited

Patrick Cordes

Tel: +65 6438 1330

c/o Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way, 802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
Bradley C. Faris Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 Tel: +1 312 876 6514	Akiko Mikumo Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000
Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852 3761 3300	James T. Lidbury Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 3664 6488

This statement is filed in connection with (check the appropriate box):

a.
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer

d.
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,199,590,287.25	$139,032.51
*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of (a) the proposed cash payment of US$32.50 per ordinary share for 34,541,181 outstanding ordinary shares of the issuer subject to the transaction (which equals the total outstanding ordinary shares less the ordinary shares to be cancelled without consideration (including the ordinary shares held by Premier Education Holdings Ltd)) plus (b) the product of options to purchase 2,407,175 ordinary shares and US$11.87 (which is the difference between the merger consideration of US$32.50 per ordinary share and the weighted average exercise price of US$20.63 per ordinary share) plus (c) the product of 1,490,115 restricted share units and US$32.50 ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Explanatory Note

                This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed solely to correct a typographical error in the telephone number of Georgeson LLC, the proxy solicitor, in Exhibit (a)-(1) to the Schedule 13E-3. No other changes or additions are being made hereby to the Schedule 13E-3.

1

Item 16    Exhibits

(a)-(1)	Proxy Statement of the Company dated July 11, 2017
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement
(a)-(3)†	Form of Proxy Card
(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017
(b)-(1)*
First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(2)*
Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(3)*
Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.
(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1
(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2
(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.
(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board
(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement
(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017
(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement

2

(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company
(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company
(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company
(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company
(d)-(6)*
Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited
(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement
(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement
(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.

†
Previously filed on July 11, 2017.

3

 SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date: July 14, 2017

Nord Anglia Education, Inc.
By:	/s/ Alan Kelsey
	Name:	Alan Kelsey
	Title:	Chairman of the Special Committee

The Baring Asia Private Equity Fund VI, L.P.1
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI, L.P.2
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI Co-investment L.P.
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

Bach Aggregator L.P.
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

Bach Holdings Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Manco Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Preference Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Holdings 2 Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Finance Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Acquisitions Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Canada Pension Plan Investment Board
By:	/s/ Pierre Lavallée Name: Pierre Lavallée Title: Authorized Signatory

 Exhibit Index

(a)-(1)	Proxy Statement of the Company dated July 11, 2017

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement

(a)-(3)†	Form of Proxy Card

(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017

(b)-(1)*	First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(2)*	Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(3)*	Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.

(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1

(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2

(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.

(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement

(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017

(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement

(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company

(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company

(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company

(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company

(d)-(6)*	Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited

(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement

(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement

(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.

†
Previously filed on July 11, 2017.

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Explanatory Note
  Item 16 Exhibits
SIGNATURES
Exhibit Index